Exhibit 2.02

Company Contacts:

George A. Abd	Randy C. Martin
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer
(314) 721-4242	(314) 721-4242
For Immediate Release Monday, December 11, 2006
SPARTECH ANNOUNCES FOURTH QUARTER 2006 RESULTS IN LINE WITH GUIDANCE

ST. LOUIS, December 11, 2006 – Spartech Corporation (NYSE:SEH) announced today its operating results for its fourth quarter ended October 28, 2006.
Fourth Quarter 2006 Highlights:

♦	Net sales increased 2% to $375.0 million for the quarter over the prior year which benefited from strong sales related to demand in the aftermath of hurricanes Katrina and Rita. Operating earnings for the quarter were $20.9 million compared to $18.4 million for the prior year quarter and resulted in net earnings of $8.6 million, up from $5.2 million in the prior year fourth quarter.

♦	Operating earnings before special items (see definition and detail components at the end of this release) were $24.6 million compared to $20.7 million for 2005, a 19% increase.

♦	Net earnings were $0.27 per diluted share compared to $0.16 in the fourth quarter of 2005. Earnings per diluted share not including special items were $0.37 compared to $0.24 in 2005, which was in line with the high end of our guidance range of $0.31 to $0.37 for the quarter.
Fiscal Year Highlights:

♦	Net sales increased 6% to $1,485.6 million for fiscal 2006 resulting in operating earnings of $91.4 million and net earnings of $38.8 million. Operating earnings before special items were $96.4 million, or 24% over fiscal 2005, and net earnings before special items were $46.5 million, 44% over fiscal 2005. Earnings per share not including special items were $1.44 for fiscal 2006, up from $1.00 in 2005.

♦	Cash flows provided by operations were $127.5 million for the year compared to $105.0 million in the prior year. Solid earnings increases and $33.7 million generated from working capital improvements provided for this record high cash flow from operations in a fiscal year.

♦	This strong cash flow enabled the Company to pay down debt of $87.4 million for the year resulting in a debt to equity ratio of .65 to 1, a ten-year low, and increased the availability under our bank credit facility, now totaling $246 million available for investment and acquisition opportunities.

♦	The Company continued to make progress on the goal of streamlining its manufacturing footprint ending the year with 41 manufacturing facilities, down from 49 in 2004, and with plans to end 2007 at 39.
Outlook:

♦	The Company is providing earnings guidance for fiscal 2007 of $1.55 to $1.60 per diluted share. This guidance reflects a full year of recently completed restructuring activities and the current weaker market demand conditions being experienced in the automotive, building and construction, and heavy truck markets. The guidance does not include any costs related to restructuring efforts or other special items and compares to $1.44 per diluted share in fiscal 2006.
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SPARTECH CORPORATION
FOURTH QUARTER 2006 EARNINGS
ADD 1
Overview of Results
Net sales for the fourth quarter were $375.0 million compared to $366.0 million in the fourth quarter of 2005, representing an increase of 2%. This total was the result of a 3% increase in price/mix over 2005 partially offset by a 1% decline in underlying volume.
Operating earnings reported for the fourth quarter of 2006 were $20.9 million compared to $18.4 million in the prior year fourth quarter. Included in operating earnings for the quarter were $0.6 million of costs related to the expensing of stock options resulting from the adoption of FAS 123(R) in 2006, $3.2 million for the impairment of goodwill related to the profiles business within our engineered products group, and $0.5 million related to special items from plant restructurings. Operating earnings excluding stock option expenses and special items were $25.2 million for the fourth quarter of 2006 compared to $20.7 million in the prior year quarter, representing a 22% increase. Operating earnings, excluding stock option expense and special items, on a per pound basis increased 1.4 cents to 6.9 cents in the fourth quarter of 2006 over the fourth quarter of 2005. This increase reflects a material margin per pound increase of 1.3 cents related to mix and better management of resin price changes coupled with lower conversion costs of .6 cent per pound, partially offset by higher selling and administrative costs related to our ongoing Oracle ERP implementation, higher compensation costs, and a $0.6 million accrual related to the Company’s participation in the completion of an environmental study on the Lower Passaic River (refer to the Company’s previous filings for background).
Net earnings totaled $8.6 million or $0.27 per diluted share for the fourth quarter of 2006, compared to $5.2 million or $0.16 per diluted share in the fourth quarter of 2005. Net earnings excluding stock option expenses and special items were $12.6 million or $0.39 per diluted share for the fourth quarter of 2006, compared to $7.9 million or $0.24 per diluted share for the fourth quarter of 2005. To clarify our discussions of performance compared to the prior year periods, we have included certain non-GAAP measures that exclude both stock option expenses and special items. For additional information, refer to the GAAP to non-GAAP reconciliations at the end of this Release.
Commenting on the results, George A. Abd, President and CEO, stated, “Overall, the fourth quarter results were at the higher end of our expectations, but in line with the key components of our guidance for higher material margins and lower conversion costs compared to last years fourth quarter.”
Mr. Abd continued, “I am very pleased with the progress we made this year, in particular with the now ingrained culture of managing cash flow, which has given us the balance sheet strength to fuel our growth in the future. While recent slowing in manufacturing activity, particularly related to the automotive and residential housing markets, present a challenging environment, we are confident that the changes we have made to our business will drive further earnings growth next year.”
Segment Results
Custom Sheet & Rollstock—Net sales increased 4% and operating earnings, excluding stock option expenses and special items, increased 6% from the same three month period in 2005.

	Fourth Quarter		Fiscal Year
(In Millions)	2006	2005	2006	2005
Net Sales	$243.9	$234.7	$943.1	$884.3

Operating Earnings, excluding Stock Option Expenses & Special Items	$20.5	$19.4	$76.5	$65.6

Operating Earnings	$20.1	$22.3	$75.4	$65.1

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SPARTECH CORPORATION
FOURTH QUARTER 2006 EARNINGS
ADD 2
The 4% increase in net sales reflects a 3% increase in price/mix and an underlying sales volume increase of 1%. The volume increase includes a 2% increase related to the sale of lower-priced pallet material to our largest customer that experiences intermittent demand throughout any given fiscal year. The increase was partially offset by decreases in the level of sales to the Building & Construction and the Recreation & Leisure markets which experienced sharp increases in the fourth quarter of 2005 in response to the needs resulting from hurricanes Katrina and Rita.
The increase in the segment’s operating earnings was driven by maintaining a relatively constant material margin and a lower conversion costs per pound sold of .8 cent related to better experience in freight without the effect of the hurricanes. The segment’s operating earnings includes $0.2 million of restructuring and exit costs and $0.2 million for the expensing of stock options in the fourth quarter of 2006 and a $2.9 million gain on the sale of the corrugated sheet business in the fourth quarter of 2005.
Color & Specialty Compounds—Net sales increased 2% and operating earnings, excluding stock option expenses and special items, were 33% over the same quarter in 2005.

	Fourth Quarter		Fiscal Year
(In Millions)	2006	2005	2006	2005
Net Sales	$115.6	$113.8	$463.0	$430.9

Operating Earnings, excluding Stock Option Expenses & Special Items	$7.3	$5.5	$29.2	$25.3

Operating Earnings	$6.8	$2.6	$27.0	$15.3

This sales change was comprised of a 4% increase from price/mix and 2% decrease in underlying volume. The increase in price/mix reflects a higher mix of proprietary compounds and color concentrates sold and higher sales prices for resin price increases compared to the fourth quarter of 2005. The drop in sales volume in the Color & Specialty Compounds segment includes the impact of lower PVC compound sales (negative 6%), offset by increases in the business in Mexico and improved tolling sales compared to the hurricane impacted 2005 level in the fourth quarter.
This segment’s increase in operating earnings was driven by an increase in material margin of 2.0 cents per pound sold offset by slightly higher conversion costs of .2 cent per pound. The material margin benefited from mix and efforts to manage margins for changes in resin and certain conversion costs. The higher conversion costs per pound reflect the decrease in pounds sold. Selling, general and administrative expenses were higher primarily related to an accrual for the Company’s participation in the completion of an environmental study on the Lower Passaic River that is expected to continue for several years and total $0.6 million over this timeframe. The segment’s operating earnings included $0.4 million of restructuring and exit costs, $0.1 million for the expensing of stock options in the fourth quarter of 2006, $2.0 charge related to goodwill at its calendered film operation, and $0.9 million of restructuring and exit costs in the fourth quarter of 2005.
Engineered Products – Net Sales decreased 11% and operating earnings, excluding stock option expenses and special items, increased $2.3 million from the fourth quarter of 2005.

	Fourth Quarter		Fiscal Year
(In Millions)	2006	2005	2006	2005
Net Sales	$15.5	$17.5	$79.6	$81.7

Operating Earnings, excluding Stock Option Expenses & Special Items	$1.4	$(0.9)	$7.8	$1.7

Operating Earnings (Loss)	$(1.7)	$(3.3)	$4.5	$(3.5)

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SPARTECH CORPORATION
FOURTH QUARTER 2006 EARNINGS
ADD 3
The sales decrease relates to the divestiture of assets related to our West Coast profiles operation in the fourth quarter of 2005 and slower sales in our Marine operation.
The increase in operating earnings includes the improvement in the profitability of our Wheels operation, which experienced disruptions related to a move of one operation to Mexico in 2005 and the ramp up in production for a significant new customer. The operating earnings improvement also reflects better results from the remaining profile operation in Winnipeg (including the elimination of $0.9 million in operating losses from the West Coast profiles operation that was divested). The segment’s operating earnings in the current year fourth quarter included a $3.2 million non-cash charge related to the write-off of goodwill for its profiles business.
Cash Flow Performance
Cash provided by operating activities was $38.9 million in the fourth quarter of 2006 and $127.5 million for the full year of 2006. This performance follows the record cash flow from operations in 2005 of $105.0 million, setting a new record for the Company’s highest level of cash flow from operations in a fiscal year. As a result, we paid down $26.9 million of debt in the fourth quarter of 2006 and $87.4 million for the full year of 2006. As of the end of 2006, our debt to equity ratio represents a ten-year low of .65 to 1 and we have availability under our bank credit facility of $246 million.
This continued solid performance in operating cash flow primarily reflects stronger earnings and focused improvements from working capital reductions. Our average days of sales outstanding improved from 51 days in October 2005 to 48 days in October 2006. At the same time, our days payable outstanding improved from 33 days in October 2005 to 39 days at October 2006, while inventory turns remained relatively the same at 10.4 times at October 2006. Better working capital management generated $33.7 million of cash flow from operations in 2006. Working capital as a percentage of net sales was 9% at the end of 2006 compared to 11% at October 2005.
Special Items and Stock Option Expenses
The special items recognized in the fourth quarter of 2006 related to two major restructuring activities for consolidating operating facilities (one in sheet and one in compounding) and the recognition of a goodwill impairment charge related to our Engineered Products group.
The restructuring activities included: (i) $0.4 million pre-tax ($0.2 million after tax) of restructuring and exit costs for the completion of the consolidation of our Donora, Pennsylvania and Arlington, Texas compounding facilities which was initiated in the fourth quarter of 2005 and (ii) $0.2 million pre-tax ($0.1 million after tax) of restructuring and exit costs for the initial stages of the consolidation of our Clare, Michigan and Richmond, Indiana sheet operations into our new Greenville, Ohio facility which will not be completed until the end of fiscal 2007.
In the fourth quarter of 2006, we completed a reorganization of operations, management, and reporting of our profiles business. This reorganization led to a redefinition of the operating segments comprising our Engineered Products group and reallocation of goodwill to our new profiles reporting unit. As a result, we recorded a $3.2 million non-cash goodwill impairment charge because the fair value of our profiles business did not support the amount of the goodwill allocated to the profiles reporting unit.
In the fourth quarter of 2005, we recognized: (i) a $2.7 million gain on the sale of assets to third parties, (ii) $0.5 million in restructuring and exit costs, and (iii) a $4.5 million non-cash, goodwill impairment charge related to the Spartech Calendered Film and Spartech Profiles businesses.
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SPARTECH CORPORATION
FOURTH QUARTER 2006 EARNINGS
ADD 4
Earnings Guidance
The Company is providing earnings guidance for fiscal 2007 of $1.55 to $1.60 per diluted share. This guidance reflects a full year of recently completed restructuring activities and the current weaker market demand conditions being experienced in the automotive, building and construction, and heavy truck markets. The guidance includes the impact of stock option expenses, but does not include any costs related to restructuring efforts or other special items and compares to $1.44 per diluted share in fiscal 2006. This outlook also includes an additional week in 2007 for our fiscal year which ends on the Saturday closest to October 31st and will be reported as a 53-week year for fiscal 2007.
Non-GAAP Measures
We believe that operating earnings, net earnings, and earnings per share excluding special items and stock option expenses, which are non-GAAP measurements, are meaningful to investors because they provide a view of the Company’s comparable operating results. Special items (restructuring and exit costs, fixed asset charges, impairment of goodwill, former CEO retirement, and early debt extinguishment costs) represent significant charges that we believe are important to an understanding of the Company’s overall operating results in the periods presented. Stock option expenses are included as a non-GAAP reconciling item since some public estimates have not yet considered the effect of these expenses and these expenses did not impact our comparable results reported in 2005. Such non-GAAP measurements are not in accordance with generally accepted accounting principles (GAAP) and should not be viewed as an alternative to GAAP measures of performance. A reconciliation of GAAP measurements to non-GAAP can be found at the end of this Release.
* * * * * * *
Spartech Corporation is a leading producer of engineered thermoplastic sheet materials, polymeric compounds and concentrates, and engineered product solutions. The Company has facilities located throughout the United States, Canada, Mexico, and Europe with annual sales of approximately $1.5 billion.
Safe Harbor For Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. “Forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relate to future events and expectations, include statements containing such words as “anticipates,” “believes,” “estimates,” “expects,” “would,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects,” and similar expressions. Forward-looking statements are based on management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which management is unable to predict or control, that may cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking statements. In addition to the risk factors discussed in the Company’s Form 10-K Item 1A, other important factors which have impacted and could impact our operations and results include: (a) adverse changes in economic or industry conditions generally, including global supply and demand conditions and prices for products of the types we produce; (b) material adverse changes in the markets we serve, including the transportation, packaging, building and construction, recreation and leisure, and other markets, some of which tend to be cyclical; (c) our inability to achieve the level of cost savings, productivity improvements, synergies, growth or other benefits anticipated from acquired businesses and their integration; (d) volatility of prices and availability of supply of energy and of the raw materials that are critical to the manufacture of our products, particularly plastic resins derived from oil and natural gas, including future effects of natural disasters; (e) our inability to manage or pass through an adequate level of increases to customers in the costs of materials, freight, utilities, or other conversion costs; (f) our inability to predict accurately the costs to be incurred or savings to be achieved in connection with announced production plant restructurings; (g) our failure to compete effectively with companies offering products based on alternative technologies and processes that may be more competitive in price or better in performance; (h) adverse findings in significant legal or environmental proceedings or our inability to comply with applicable environmental laws and regulations; (i) adverse developments with work stoppages or labor disruptions, particularly in the automotive industry; (j) our inability to achieve operational efficiency goals or cost reduction initiatives; (k) our inability to develop and launch new products successfully; (l) restrictions imposed on us by instruments governing our indebtedness, and the possible inability to comply with requirements of those instruments; and (m) possible weaknesses in our internal controls. We assume no duty to update our forward-looking statements, except as required by law.
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SPARTECH CORPORATION
FOURTH QUARTER 2006 EARNINGS
ADD 5
SPARTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited and dollars in thousands, except per share amounts)

	Three Months Ended		Fiscal Year
	Oct. 28,	Oct. 29,	Oct. 28,	Oct. 29,
	2006	2005	2006	2005
Net Sales	$375,019	$366,018	$1,485,597	$1,396,860

Costs and Expenses:
Cost of sales	329,315	326,295	1,309,060	1,243,383
Selling, general, and administrative	19,936	17,973	75,379	70,598
Amortization of intangibles	1,151	1,003	4,718	4,939
Goodwill impairment	3,159	4,468	3,159	4,468
Restructuring and exit costs	543	(2,170)	1,857	10,088
Former CEO retirement	—	—	—	3,645
Fixed asset charge	—	72	—	1,870

	354,104	347,641	1,394,173	1,338,991

Operating Earnings	20,915	18,377	91,424	57,869

Interest expense (net of interest income: $127, $43, $655, and $488, respectively)	4,599	5,981	20,981	25,195
Early debt extinguishment costs	—	—	5,505	—

Earnings Before Income Taxes	16,316	12,396	64,938	32,674

Income taxes	7,697	7,232	26,140	14,411

Net Earnings	$8,619	$5,164	$38,798	$18,263

Net Earnings Per Common Share:
Basic	$.27	$.16	$1.21	$.57

Diluted	$.27	$.16	$1.20	$.57

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FOURTH QUARTER 2006 EARNINGS
ADD 6
SPARTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited and dollars in thousands)

	October 28,	October 29,
	2006	2005
ASSETS
Current Assets:
Cash and cash equivalents	$5,372	$4,601
Receivables, net of allowance of $1,514 in 2006 and $2,557 in 2005	200,728	213,996
Inventories	122,329	119,401
Prepaids and other	14,193	13,248

Total Current Assets	342,622	351,246

Property, plant, and equipment, net	304,779	307,386
Goodwill	350,399	353,558
Other intangible assets, net	36,582	40,710
Other assets	7,412	18,926

Total Assets	$1,041,794	$1,071,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$6,898	$11,175
Accounts payable	149,520	121,682
Accrued liabilities	51,186	53,504

Total Current Liabilities	207,604	186,361
Long-Term Debt:
Convertible subordinated debentures	—	154,639
Other long-term debt, less current maturities	282,325	214,141

Total Long-Term Debt	282,325	368,780
Long-Term Liabilities:
Deferred taxes	97,681	92,044
Other liabilities	11,491	10,881

Total Long-Term Liabilities	391,497	471,705
Shareholders’ Equity:
Common stock, 33,131,846 shares issued in 2006 and 2005	24,849	24,849
Contributed capital	198,661	196,811
Retained earnings	240,398	217,642
Treasury stock, at cost, 1,007,766 shares in 2006 and 1,143,701 shares in 2005	(22,845)	(26,019)
Accumulated other comprehensive income	1,630	477

Total Shareholders’ Equity	442,693	413,760

Total Liabilities and Shareholders’ Equity	$1,041,794	$1,071,826

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FOURTH QUARTER 2006 EARNINGS
ADD 7
SPARTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited and dollars in thousands)

	Year Ended
	Oct. 28,	Oct. 29,
	2006	2005
Cash Flows From Operating Activities
Net earnings	$38,798	$18,263
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	40,698	39,380
Goodwill impairment	3,159	4,468
Stock compensation expense	2,790	—
Early debt extinguishment costs	5,505	—
Restructuring and exit costs	269	7,198
Former CEO retirement	—	831
Fixed asset charge	—	1,870
Change in current assets and liabilities, net of effects of acquisitions and divestitures:
Receivables	11,523	(24,632)
Inventories	(2,789)	23,050
Prepaids and other	(1,472)	7,484
Accounts payable	28,639	14,883
Accrued liabilities	(2,157)	6,014
Other, net	2,580	6,209

Net cash provided by operating activities	127,543	105,018

Cash Flows From Investing Activities
Capital expenditures	(23,966)	(39,265)
Business acquisitions	—	(1,224)
Dispositions of assets	2,428	9,116

Net cash used in investing activities	(21,538)	(31,373)

Cash Flows From Financing Activities
Bank credit facility borrowings /(payments), net	19,526	(76,370)
Borrowings from issuance of notes	50,000	—
Payments on notes	(6,429)	(17,857)
Payment of convertible subordinated debentures	(150,000)	—
Payments on bonds and leases	(469)	(671)
Early payment premiums on convertible subordinated debentures	(3,780)	—
Issuance of common stock	—	—
Cash dividends on common stock	(15,883)	(11,547)
Stock options exercised	2,990	4,083
Treasury stock acquired	(1,541)	(7,982)
Excess tax benefits from stock options	344	—

Net cash used for financing activities	(105,242)	(110,344)

Effect of exchange rate changes on cash and equivalents	8	28

Increase/(Decrease) in cash and cash equivalents	771	(36,671)
Cash and Cash Equivalents at Beginning of Year	4,601	41,272

Cash and Cash Equivalents at End of Year	$5,372	$4,601

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FOURTH QUARTER 2006 EARNINGS
ADD 8
SPARTECH CORPORATION
(In Thousands, Unaudited)
We believe that operating earnings, net earnings, and earnings per share excluding special items and stock option expenses, which are non-GAAP measurements, are meaningful to investors because they provide a view of the Company’s comparable operating results. Special items (restructuring and exit costs, fixed asset charges, impairment of goodwill, former CEO retirement, and early debt extinguishment costs) represent significant charges that we believe are important to an understanding of the Company’s overall operating results in the periods presented. Stock option expenses are included as a non-GAAP reconciling item since some public estimates have not yet considered the effect of these expenses and these expenses did not impact our comparable results reported in 2005. Such non-GAAP measurements are not recognized in accordance with generally accepted accounting principles (GAAP) and should not be viewed as an alternative to GAAP measures of performance. The following reconciles GAAP to non-GAAP measures for operating earnings, net income, and earnings per share excluding special items and stock option expense used within this release. Amounts are unaudited and in thousands, except per share data.

	Three Months Ended		Fiscal Year
	Oct. 28,	Oct. 29,	Oct. 28,	Oct. 29,
	2006	2005	2006	2005
Operating Earnings (GAAP)	$20,915	$18,377	$91,424	$57,869

Restructuring & Exit Costs	543	(2,170)	1,857	10,088
Fixed Asset Charge	—	72	—	1,870
Impairment of Goodwill	3,159	4,468	3,159	4,468
Former CEO Retirement	—	—	—	3,645

Operating Earnings Excluding
Special Items (Non-GAAP)	24,617	20,747	96,440	77,940
Stock Option Expense	621	—	2,507	—

Operating Earnings Excluding Special
Items & Stock Option Expense (Non-GAAP)	$25,238	$20,747	$98,947	$77,940

Net Earnings (GAAP)	$8,619	$5,164	$38,798	$18,263

Restructuring & Exit Costs, net	337	(1,313)	1,151	6,634
Fixed Asset Charge, net	—	45	—	1,159
Impairment of Goodwill, net	3,159	3,976	3,159	3,976
Former CEO Retirement, net	—	—	—	2,250
Early Debt Extinguishment Costs, net	—	—	3,411	—

Net Earnings Excluding Special Items (Non-GAAP)	12,115	7,872	46,519	32,282
Stock Option Expense, net	489	—	1,960	—

Net Earnings Excluding Special Items & Stock Option Expense (Non-GAAP)	$12,604	$7,872	$48,479	$32,282

Earnings Per Diluted Share (GAAP)	$.27	$.16	$1.20	$.57

Restructuring & Exit Costs, net	.01	(.04)	.03	.20
Fixed Asset Charge, net	—	—	—	.04
Impairment of Goodwill, net	.10	.12	.10	.12
Former CEO Retirement, net	—	—	—	.07
Early Debt Extinguishment Costs, net	—	—	.11	—

Earnings Per Diluted Share Excluding
Special Items (Non-GAAP)	.37	.24	1.44	1.00
Stock Option Expense, net	.02	—	.06	—

Earnings Per Diluted Share
Excluding Special Items & Stock Option Expense (Non-GAAP)	$.39	$.24	$1.50	$1.00